

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Sze Hon, Johnson Chen
Chief Executive Officer
Magic Empire Global Limited
3/F, 8 Wyndham Street
Central, Hong Kong

Re: Magic Empire Global Limited
Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted November 12, 2021
CIK No. 0001881472

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted November 12, 2021

Cover page

1. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

2. Please refer to comment 4 in our letter dated September 30, 2021. Please disclose here whether you need to obtain any government approvals to operate in Hong Kong or offer the securities. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)

inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

3. Please refer to comment 5 in our letter dated September 30, 2021. Please describe here how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. We note in this regard your disclosure on pages 3-4.

You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551- 3638 if you have questions regarding the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Lawrence S. Venick, Esq.